UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              IVC INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    45070M101
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                                 (CUSIP Number)

        Arthur S. Edell, c/o IVC Industries, Inc., 500 Halls Mill Road,
                        Freehold NJ 07728 (732) 308-3000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 25, 1995
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 45070M101                                      Page  1  of  4  Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arthur S. Edell      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

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6     CITIZENSHIP OR PLACE OR ORGANIZATION

      USA
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                  7    SOLE VOTING POWER

                       336,488
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              1,500,000
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                336,488
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,500,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,836,488
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.67%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 45070M101                                      Page  2  of  4  Pages
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      This Amendment No. 1 amends the Schedule 13D filed on April 14, 1994 by
Arthur S. Edell.

      Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of IVC Industries, Inc. (the "Company"), a Delaware corporation. The Company's principal executive offices are located at 500 Halls Mill Road, Freehold, NJ 07728.

      Item 2. Identity and Background.

      (a)-(c) Arthur S. Edell is a director of the Company. His address is 511 Channel Towers Drive, Monmouth Beach, NJ 07750.

      (d) In March 1995, Mr. Edell was involved in a fatal automobile accident. In connection with the accident, Mr. Edell pleaded guilty to a single count of vehicular homicide and received a five-year suspended sentence.

      (e) Mr. Edell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) United States of America.

      Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Edell acquired the shares of Common Stock listed on this Schedule 13D through the purchase of shares for cash from the founders of the Company in 1989 and the mergers of International Vitamin Supplements, Inc. ("IVS") and Vitamin Factory Outlets, Inc. ("VFO") with and into the Company in exchange for shares of Common Stock in 1992. Mr. Edell had been the sole shareholder of both IVS and VFO.

      Item 4. Purpose of Transaction.

      Mr. Edell acquired his shares of Common Stock when he, along with two other persons, acquired the Company from its founders in 1989 and when IVS and VFO merged with and into the Company in 1992.

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CUSIP NO. 45070M101                                      Page  3  of  4  Pages
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      Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Edell is 1,836,488, which represents 10.67% of the total shares of Common Stock outstanding based on 17,211,540 shares of Common Stock issued and outstanding as of December 7, 1998 as reported by the Company. This amount includes 210,000 shares of Common Stock issuable upon exercise of options and 1,500,000 shares of Common Stock owned by two Edell Family Partnerships (750,000 each).

      (b) Mr. Edell has the sole power to vote or dispose of the ownership of 336,488 shares of Common Stock and may be deemed to have the shared power to vote or dispose of the ownership of 1,500,000 shares of Common Stock.

      (c) On July 25, 1995, Mr. Edell was granted an option to purchase 200,000 shares of Common Stock. On September 1, 1998, Mr. Edell was granted an option to purchase 10,000 shares of Common Stock. On July 3, 1996, Mr. Edell sold 30,000 shares of Common Stock at a price of $3.00 per share. On August 9, 1996, Mr. Edell sold 7,000 shares of Common Stock at a price of $2.50 per share. Both of the above sales were effected in broker's transactions.

      (d)  Not Applicable.

      (e)  Not Applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

      None.

      Item 7. Materials to be Filed as Exhibits.

      None.

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CUSIP NO. 45070M101                                      Page  4  of  4  Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1999
                                        /s/ Arthur S. Edell
                                        ----------------------------------------
                                        Arthur S. Edell